

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2008

Ms. Anna M. Williams
Chief Financial Officer
HKN Inc.
180 State Street, Suite 200
Southlake, TX 76092

       Re: **HKN Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              Response Letter Dated January 23, 2008
              File No. 1-10262

Dear Ms. Williams:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief